Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 18, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 18, 2006, entitled "Hydro's oil and gas activities to merge with Statoil".

Hydro's oil and gas activities to merge with Statoil

The Board of Directors of Hydro and Statoil have agreed to recommend to their shareholders a merger of Hydro’s oil and gas activities with Statoil, creating the world’s largest offshore operator with a strengthened platform for future growth.

The new company will have a combined production of 1.9 million barrels per day in 2007 and proven oil and gas reserves of 6.3 billion barrels of oil equivalents. Hydro will continue as a leading, focused global aluminium company.

“Both Hydro and Statoil have developed competence and technologies acknowledged to be among the best in the global energy industry. By combining forces, the new company will be a highly competent and financially strong Norwegian-based energy champion, well positioned to ensure continued domestic excellence and pursue international business opportunities for long-term growth,” said Jan Reinås and Jannik Lindbæk, Chairmen of the Board of Directors of Hydro and Statoil, respectively, in a joint statement. “The industry faces an increasingly challenging international landscape. To merge now makes perfect sense.”

Hydro’s shareholders will hold 32.7 percent and Statoil’s shareholders will hold 67.3 percent of the new company. Hydro’s shareholders will receive 0.8622 shares in the new company for each Hydro share and continue as owners of Hydro. Statoil shareholders will maintain their holdings in the new company on a one-for-one basis. The Norwegian State will hold approximately 62,5 percent in the merged entity.

The proposed merger is subject to approval by the general meetings of the two companies as well as by regulatory authorities. The general meetings are expected to be held during second quarter 2007. Final closing is expected to be in the third quarter 2007. In the meantime, Hydro and Statoil will be managed as separate companies.

A new name for the merged company will be selected as part of the integration process.

The boards propose that Eivind Reiten will become Chairman of the Board of the new company while Helge Lund is proposed as President and Chief Executive Officer.

The following Corporate Management Board members have been appointed to key positions in the new company:

Eldar Sætre (Chief Financial Officer), Tore Torvund (Exploration and Production Norway), Peter Mellbye (International Exploration and Production), Morten Ruud (Projects), Margareth Øvrum (Technology and New Energy), Rune Bjørnson (Natural Gas), Jon Arnt Jacobsen (Manufacturing and Marketing) and Hilde Merete Aasheim (Head of Group functions).

“The merger ensures long-term value creation for shareholders, continued development of competence and innovation and a further strengthening of Norway’s role as a globally leading energy supplier,” said Eivind Reiten, who remains President and Chief Executive Officer of Hydro, a focused global aluminium company well positioned for long-term growth.
“This is a historic milestone. The time is right for one strong Norwegian-based energy champion. We are creating a stronger and more competitive company. Combining the best of both organizations, we will significantly improve our competitive position internationally and promote long-term vitality of the Norwegian Continental Shelf,” said Helge Lund, President and CEO of Statoil.

Key characteristics of the new company:
• Strengthened production and development portfolio – in Norway and internationally
• Presence in nearly 40 countries
• Extensive exploration program and acreage
• Proven technology and project execution skills
• World-class gas value chain
• Integrated refining and marketing, with substantial trading positions
• Commitment to renewable energy, carbon capture and sequestration

The business address of the merged entity will be in Stavanger. Group functions will be located in both Stavanger and Oslo, and the CEO will operate out of both locations. Main business areas and operations will be managed from Bergen, Oslo and Stavanger.

A dedicated team led by Hilde Merete Aasheim will be appointed to plan and execute an efficient integration process. There will be equal job opportunities for Hydro and Statoil employees in the new company.

Following the transaction, the new company will employ 31,000 people, of which about 5,000 from Hydro’s Oil & Energy business area, Hydro IS Partner and other personnel supporting Hydro’s current oil and gas activities. Hydro’s hydropower and solar activities will remain with Hydro, as will Oil & Energy Projects personnel working on aluminium projects.

The recommended merger is driven by an ambition to grow in Norway and internationally. Personnel reductions in overlapping functions are expected to be limited and take place through internal replacement or natural turnover.

Transaction summary

The net interest-bearing debt of Hydro’s oil and gas activities is assumed to be zero at the end of 2006. Statoil’s net interest-bearing debt is expected to be approximately NOK 14 billion at the end of 2006. Hydro will propose a dividend per share for 2006 of NOK 5, in total approximately NOK 6.1 billion, subject to approval by Hydro’s Annual General Meeting scheduled for 8 May 2007. This dividend is to be funded entirely by Hydro’s oil and gas activities. Statoil will propose a dividend of NOK 9.12 per share for 2006, in total approximately NOK 19.7 billion, to its Annual General Meeting scheduled for 15 May 2007.

Hydro has repurchased 21,627,000 shares during 2006 in the market, corresponding to 96 percent of the current buyback authorization. These shares and the corresponding part of the Norwegian State’s shares (16,871,506) will be proposed cancelled at an Extraordinary General Meeting in the second quarter of 2007 that will also decide on the proposed merger. The redemption of the Norwegian State’s shares is expected to amount to approximately NOK 2.7 billion. Hydro’s remaining treasury shares will not be eligible for receiving shares in Statoil.

During 2006, Statoil has repurchased 5,867,000 shares in the market, corresponding to 11.7 percent of the current buyback authorization. These shares and the corresponding part of the Norwegian State’s shares (14,291,848) will be proposed cancelled at an Extraordinary General Meeting in the second quarter 2007 that will also decide on the merger.

Neither Hydro nor Statoil will undertake any further share buybacks until the transaction is closed in the fall of 2007.

After the transaction, the merged company will have 3,188,647,100 shares outstanding, and Hydro will have 1,209,304,377 shares outstanding and 38,652,570 treasury shares.

It is the combined company's ambition to grow the ordinary cash dividend measured in NOK per share.

Furthermore, it is the combined company's intention to return to its shareholders, through cash dividends and share repurchases, an amount in the range of 45 to 50 per cent of consolidated net income as determined in accordance with USGAAP.

In any one year, however, the aggregate of the cash dividends and share repurchases may be higher or lower than 45 to 50 per cent of net income, depending on Statoil's evaluation of expected cash flow development, capital expenditure plans, financing requirements and appropriate financial flexibility.

There will be a press conference at 8.30 a.m. CET at Felix Conference Center, Aker Brygge in Oslo. Presentation material will be posted on www.hydro.com and www.statoil.com at that time.

Conference call and webcast at 15.30 (CET) with
• Helge Lund, President and CEO of Statoil
• Eivind Reiten, President and CEO of Hydro

Call in at +47 23000400 (international) or 80080119 (Norway)

Further information from:

Media
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 ( office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction . You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States

STATOIL ASA (Registrant)
Dated: December 18, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer